

Mail Stop 4546

February 14, 2017

<u>VIA E-mail</u>
Mr. Matthew Korenberg
Vice President Finance and Chief Financial Officer
Ligand Pharmaceuticals, Inc.
3911 Sorrento Valley Boulevard
Suite 110
San Diego, CA 92121

      Re: Ligand Pharmaceuticals, Inc.
              Form 8-K Filed November 3, 2016
              File No. 001-33093

Dear Mr. Korenberg:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Kevin W. Vaughn

               Kevin W. Vaughn
               Accounting Branch Chief
               Office of Healthcare and Insurance